UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-12507

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Arrow Financial Corporation Profit Sharing 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Arrow Financial Corporation
250 Glen Street
Glen Falls, New York 12801

ARROW FINANCIAL CORPORATION
PROFIT SHARING 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
of the Arrow Financial Corporation Profit Sharing 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Arrow Financial Corporation Profit Sharing 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Arrow Financial Corporation Profit Sharing 401(k) Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2025.
/s/ Bonadio & Co., LLP
Syracuse, New York

July 13, 2026

ARROW FINANCIAL CORPORATION
PROFIT SHARING 401(K) PLAN

Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

ASSETS	2025	2024
Investments, at fair value	$44,647,753	$39,742,525
Receivables:
Accrued interest and dividends	—	61,393
Participant loans	570,540	550,516
Total Receivables	570,540	611,909
Total Assets	45,218,293	40,354,434

LIABILITIES
Liabilities:
Distributions payable	102	147,683
Participants' excess deferrals payable	65,755	25,617
Total Liabilities	65,857	173,300
Net Assets Available for Benefits	$45,152,436	$40,181,134

See accompanying notes to financial statements.

ARROW FINANCIAL CORPORATION
PROFIT SHARING 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
December 31, 2025

Additions:	2025
Investment Income:
Interest and dividends	$1,738,590
Net appreciation in fair value of investments	4,001,638
Net Investment Income	5,740,228
Interest Income on participant loans	40,915
Contributions:
Participants, net	2,206,221
Participant rollovers	527,118
Total Contributions	2,733,339
Total Additions	8,514,482
Deductions:
Benefits paid to participants	3,530,000
Administrative expenses	13,180
Total Deductions	3,543,180
Net Increase in Assets Available for Benefits	4,971,302
Net Assets Available for Benefits:
Beginning of Year	40,181,134
End of Year	$45,152,436

See accompanying notes to financial statements.

ARROW FINANCIAL CORPORATION
PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Description of the Plan

The following description of Arrow Financial Corporation Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants and other readers of these financial statements should refer to the Plan document for a more complete description of the Plan's provisions. The Plan became effective on January 1, 1999.

General - The Plan provides a salary reduction arrangement which includes both pre-tax regular 401(k) salary reductions and after-tax Roth 401(k) salary reductions. The Plan includes an automatic enrollment provision with a 3% automatic deferral for newly eligible employees. The Plan covers all employees regardless of age or service who work for Arrow Financial Corporation (the “Company” or “Plan Sponsor”) and its banking subsidiary Arrow Bank National Association (the “Bank”). The Plan also covers all employees of Upstate Agency, LLC who is a subsidiary of Arrow Bank National Association. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Each year, employees who elect to be participants under the 401(k) Plan may contribute up to 100% of their annual compensation, not to exceed the limit set by Internal Revenue Service Code Section 402(g) in effect at the beginning of the year. Excess contributions were $65,755 at December 31, 2025 and have been netted against participant contributions in the statement of changes in net assets available for benefits. Employee 401(k) contributions are not matched by the employer. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or contribution plans.

Participant Accounts - Participants direct the investment of their contributions into various options offered by the Plan. Each participant’s account is credited with the participant’s contribution and allocations of Plan earnings (losses), and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings/(losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting - Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.

Participant Loans - The Plan provides that participants may borrow up to five loans from their fund accounts; a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates for loans of a similar nature. All loans must be repaid within five years. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service due to death, disability, or normal retirement (age 65), a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. The expense for payment of benefits is recorded in the year the payment is made.

Note 2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies, which are in conformity with generally accepted accounting principles and the Trust for the Plan:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risk and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cash - The Plan maintains cash balances to settle investment transactions.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds, money market fund, and employer common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Loans Receivable - Loans receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent loans receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Plan Expenses - The Plan Document states that at the discretion of the Plan’s sponsor, any administrative expenses can be paid by either the Plan or the Plan’s sponsor. For the year ended December 31, 2025 administrative expenses totaling $13,180 were paid for by the Plan. The Plan sponsor pays a majority of administrative expenses relating to the Plan.

Note 3. Fair Value Measurement

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Employer Common Stock, Money Market Fund, and Mutual Funds: The fair values of employer common stock, money market fund, and mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at December 31, 2025
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025
Cash and Money Market Fund	$2,053,534	2,053,534	—	—
Employer common stock	95,295	95,295	—	—
Mutual funds	42,498,924	42,498,924	—	—
Total	$44,647,753	$44,647,753	$—	$—

		Fair Value Measurements at December 31, 2024
December 31, 2024
Cash and Money Market Fund	$2,129,221	2,129,221	—	—
Mutual funds	37,613,304	37,613,304	—	—
Total	$39,742,525	$39,742,525	$—	$—

Note 4. Tax Status

The Company has adopted a pre-approved plan document that has received an opinion letter from the Internal Revenue Service dated June 30, 2020, stating that the form of the pre-approved plan document was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since adopting the pre-approved plan document, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

Note 5. Rights Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their own contributions and related earnings.

Note 6. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, and party rendering service to the Plan, the employer, and certain others.

During 2025, the Company moved the Plan to EPIC Retirement Plan Services as the third party recordkeeper of the Plan and Matrix Trust Company as the custodian. Previously, the Company was the recordkeeper and custodian.

In 2025, the Plan provided participants the election of an investment in Arrow Financial Corporation’s common stock (employer common stock). As of December 31, 2025, the Plan held approximately 3,035 shares of Arrow Financial Corporation common stock with a market value of $95,295 at a price per share of $31.40. Transactions in the employer common stock qualify as party-in-interest transactions.

In addition, the Plan issues notes receivable to participants, which are secured by the balances in the participants’ accounts. Therefore, related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions related to normal plan management and administrative services and the related payment of fees.

Note 7. Subsequent Events

On July 1, 2026, the Company acquired Adirondack Bancorp, Inc. and its banking subsidiary Adirondack Bank, which was merged with and into Arrow Bank. Effective July 1, 2026, the Plan was amended to allow eligible employees of Adirondack Bank to participate in the Plan under the same eligibility, contribution, and vesting provisions that apply to other Company employees.

ARROW FINANCIAL CORPORATION
PROFIT SHARING 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN\PN: 22-2448962\003
December 31, 2025

(a)	(b)	(c)	(d)	(e)
Parties in Interest	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
		Common Stock

*	Arrow Financial Corporation	Employer Common Stock	#	$95,295

		Cash and Money Market Fund
	BlackRock Liquidity Funds	Money Market Fund	#	1,967,829
	Cash on hand		#	85,705
				2,053,534
		Mutual Funds
	ClearBridge	International Growth Fund - Class I	#	108,526
	ClearBridge	Mid-Cap Fund - Class I	#	57,275
	Cohen & Steers	Preferred Securities and Income Fund Inst.	#	403,105
	Dodge & Cox	Stock Fund	#	2,092,691
	FAM Funds	Small-Cap Fund - Institutional	#	634,765
	Fidelity Funds	Balanced Fund	#	6,041,241
	Fidelity Funds	Blue Chip Growth	#	6,352,204
	Fidelity Funds	Investment Grade Bond Fund	#	1,707,403
	Goldman Sachs	Emerging Markets Equity Insights Fund - Inst.	#	204,992
	Goldman Sachs	Large-Cap Value Insights Fund - Institutional	#	620,871
	Goldman Sachs	International Equity Insights Fund - Inst.	#	1,898,589
	Goldman Sachs	US Equity Insights Fund - Institutional	#	14,594
	Lord Abbett	Short Duration Inc - R6	#	1,351,344
	Madison	Mid Cap Fund - R6	#	1,808,718
	Nuveen Funds	Preferred Securities & Income Fund - Class I	#	68,783
	PIMCO Funds	Commodity Real Return Strategy Fund - Inst.	#	81,236
	Principal Funds	Small-Cap Fund - Institutional	#	876,336
	T Rowe Price Funds	New Asia Fund - Class I	#	11,811
	T Rowe Price Funds	Growth Stock Fund - Class I	#	769,578
	North Country Funds	Large-Cap Equity Fund	#	2,161,372
	VanEck	International Investors Gold Fund - Y	#	62,876
	Vanguard Funds	500 Index Admiral	#	7,615,870

ARROW FINANCIAL CORPORATION
PROFIT SHARING 401(K) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN\PN: 22-2448962\003
December 31, 2025

(a)	(b)	(c)	(d)	(e)
Parties in Interest	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
	Vanguard Funds	Balanced Index - Admiral	#	13,148
	Vanguard Funds	Growth Index Fund - Admiral Shares	#	429,450
	Vanguard Funds	High-Yield Corporate Fund - Admiral Shares	#	736,043
	Vanguard Funds	Mid-Cap Growth Index Fund - Admiral Shares	#	339,769
	Vanguard Funds	Mid-Cap Value Index Fund - Admiral Shares	#	98,712
	Vanguard Funds	Mid-Cap Index Fund - Admiral Shares	#	1,638,248
	Vanguard Funds	Real Estate Index Fund - Admiral Shares	#	179,947
	Vanguard Funds	Short-Term Bond Index Fund - Admiral Shares	#	102,803
	Vanguard Funds	Small-Cap Growth Index Fund - Admiral Shares	#	93,263
	Vanguard Funds	Small-Cap Index Fund - Admiral Shares	#	428,369
	Vanguard Funds	Small-Cap Value Index - Admiral Shares	#	31,607
	Vanguard Funds	Target Retire 2030	#	311
	Vanguard Funds	Target Retire 2035	#	77,960
	Vanguard Funds	Target Retire 2040	#	8,119
	Vanguard Funds	Target Retire 2045	#	73,074
	Vanguard Funds	Target Retire 2050	#	206,068
	Vanguard Funds	Target Retire 2055	#	287,674
	Vanguard Funds	Target Retire 2060	#	76,630
	Vanguard Funds	Target Retire 2065	#	47,632
	Vanguard Funds	Total Bond Market Index Fund - Admiral Shares	#	2,244,125
	Vanguard Funds	Total International St Index - Admiral Shares	#	90,101
	Vanguard Funds	Value Index Fund - Admiral Shares	#	77,559
	Western Asset Management	Asset Core Bond Fund - Class IS	#	274,132
				42,498,924
		Participant Loans
*	Participants	Participant Loans (4.25% - 9.50%)	—	570,540

		Total Assets Held for Investment Purposes		$45,218,293

*	Indicates a party-in-interest as defined by the Employee Retirement Security Act of 1974.
#	Investments are participant directed and therefore cost information is not presented.

EXHIBIT INDEX

The following exhibits are incorporated by reference herein.

Exhibit Number	Exhibit
Ex-23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

ARROW FINANCIAL CORPORATION PROFIT SHARING 401(k) PLAN

Date:	July 13, 2026	By:	/s/ Penko Ivanov Penko Ivanov Chief Financial Officer (Principal Financial and Accounting Officer)